EXHIBIT 99.1

Endeavour Silver Announces Q2 2025 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, Aug. 13, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three and six months ended June 30, 2025. All dollar amounts are in US dollars ($).

“We are pleased with Endeavour’s strong performance this quarter, highlighted by increased silver equivalent production, robust revenue growth, and the successful integration of Minera Kolpa into our portfolio,” said Dan Dickson, Chief Executive Officer.

“Our team delivered solid operating results, achieving higher sales at favorable market prices while maintaining costs below guidance. The completion of the Minera Kolpa acquisition has enhanced the Company’s growth profile, and with Terronera nearing commercial production, we are transforming our operational landscape with an expanded resource base and increased production capacity. These milestones, combined with a steadfast commitment to operational efficiency and disciplined capital management, position the company to leverage future opportunities and deliver sustainable growth for our shareholders well into the future.”

Q2 2025 Highlights

  Strong and Consistent Production: 1,483,736 ounces (“oz”) of silver and 7,755 oz of gold for 2.5 million oz silver equivalent (“AgEq”)(1) with the addition of Kolpa, 13% higher than the same period in 2024.
  Higher oz Sold with Higher Realized Prices: $85.3 million from the sale of 1,455,680 oz of silver and 7,706 oz of gold at average realized prices of $32.95 per oz silver and $3,320 per oz gold. Revenue from operations is 46% higher than in the same period in 2024.
  Positive Mine Operating Cash Flow: $22.9 million in operating cash flow before working capital changes(2), 21% higher than the same period in 2024.
  Operating Costs Below Guidance: Cash costs(2) of $15.35 per oz payable silver and all-in sustaining costs(2) of $25.16 per oz, net of by-product credits.
  Solid Cash Position: Ended the second quarter with a robust consolidated cash balance of $52.5 million.
  Completed Acquisition of Minera Kolpa: On May 1, 2025, the Company completed the acquisition of Minera Kolpa, including a $50 million bought deal equity financing, used to fund the cash component of the Kolpa Acquisition (See news release dated April 16, 2025 here), and commenced payments on the US$35 million copper stream with Versamet Royalties Corporation (See news release dated May 1, 2025 here).
  Additional Credit Facility of US$15 Million: The Company amended and restated the Terronera credit facility to increase the principal amount from $120 million to $135 million (See news release dated June 24, 2025 here).
  Terronera Nearing Commercial Production: Q2 results have been impacted by Terronera’s operating losses during the commissioning phase. On August 5, 2025 the Company announced that the throughput has rapidly increased with milling rates between 1,900 and 2,000 tpd at the end of July and that silver and gold recoveries have averaged 71% and 67%, respectively during second half of the July. (See news release dated August 5, 2025 here).

Financial Overview

Three Months Ended June 30			Q2 2025 Highlights	Six Months Ended June 30
2025	2024	% Change		2025	2024	% Change
			Production
1,483,736	1,312,572	13%	Silver ounces produced	2,689,529	2,772,578	(3%)
7,755	10,549	(26%)	Gold ounces produced	16,093	20,682	(22%)
3,503	-	-	Lead tonnes produced	3,503	-	-
2,316	-	-	Zinc tonnes produced	2,316	-	-
2,528,562	2,156,453	17%	Silver equivalent ounces produced(1)	4,401,401	4,427,130	(1%)
15.35	13.43	14%	Cash costs per silver ounce(2)	15.59	13.30	17%
25.25	20.48	23%	Total production costs per ounce(2)	24.79	19.65	26%
25.16	23.13	9%	All-in sustaining costs per ounce (2)	24.85	22.24	12%
303,828	218,989	39%	Processed tonnes	513,335	440,783	16%
142.00	140.36	1%	Direct operating costs per tonne(2)	142.30	137.65	3%
201.24	192.68	4%	Direct costs per tonne(2)	203.70	187.19	9%
			Financial
85.3	58.3	46%	Revenue from operations ($ millions)	148.8	122.0	22%
1,455,680	1,217,569	20%	Silver ounces sold	2,679,364	2,973,663	(10%)
7,706	9,887	(22%)	Gold ounces sold	16,244	20,767	(22%)
32.95	28.94	14%	Realized silver price per ounce	32.52	25.71	26%
3,320	2,374	40%	Realized gold price per ounce	3,110	2,238	39%
3.3	-	-	Pre-production revenue ($ millions)	3.3	-	-
85,711	-	-	Pre-production silver equivalent ounces sold(1)	85,711	-	-
(20.5)	(14.0)	(46%)	Net earnings (loss) ($ millions)	(53.4)	(15.2)	(251%)
(9.2)	(1.0)	(841%)	Adjusted net earnings (loss) ($ millions)(2)	(9.4)	(0.7)	(1,227%)
7.7	10.2	(24%)	Mine operating earnings ($ millions)	20.6	21.9	(6%)
22.9	18.9	21%	Mine operating cash flow before taxes ($ millions)(2)	45.0	39.5	14%
14.4	8.1	78%	Operating cash flow before working capital changes(2)	22.7	18.3	24%
1.4	(2.3)	162%	EBITDA ($ millions)(2)	(16.7)	11.3	(248%)
10.8	11.9	(10%)	Adjusted EBITDA ($ millions)(2)	25.9	28.1	(8%)
(15.3)	64.5	(124%)	Working capital ($ millions) (2)	(15.3)	64.5	(124%)
			Shareholders
(0.07)	(0.06)	(17%)	Earnings (loss) per share – basic ($)	(0.20)	(0.06)	(233%)
(0.03)	(0.00)	(100%)	Adjusted earnings (loss) per share – basic ($)(2)	(0.03)	(0.00)	(100%)
0.05	0.03	67%	Operating cash flow before working capital changes per share(2)	0.08	0.08	0%
283,534,276	242,889,679	17%	Weighted average shares outstanding	272,987,662	235,201,630	16%
(1) Silver equivalent (AgEq) is calculated using an 80:1 Ag:Au ratio, 60:1 (Ag:Pb) ratio, 85:1 (Ag:Zn) ratio and 300:1 (Ag:Cu) ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements, which can be viewed on the Company’s website, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Direct operating costs per tonne in Q2 2025 increased to $142.00, slightly higher than $140.36 in Q2 2024. This metric was impacted by: higher costs per tonne at Bolañitos with lower throughput as a result of maintenance of the floatation circuit and crushing area; the addition of Kolpa which has higher direct operating costs per tonne; offset by lower costs at Guanaceví.

Consolidated cash costs per oz, net of by-product credits, were 14% higher in Q2 2025 at $15.35 per oz, compared with Q2 2024, driven by an increase in costs at Bolañitos and Guanaceví from lower production, and partially offset by addition of Kolpa which at $11.81 per oz decreases the average cash cost. All-In-Sustaining Costs (“AISC”) in Q2 2025 was $25.16 per silver oz in Q2 2025, 9% higher compared to $23.13 per oz in Q2 2024, predominantly due to the addition of Kolpa which at $25.66 per oz increased the average AISC, and a slight increase of AISC at Guanaceví.

In Q2 2025, the Company’s mine operating earnings were $7.7 million (Q2 2024 – $10.2 million) from revenue of $85.3 million (Q2 2024 – $58.3 million) and cost of sales of $80.9 million (Q2 2024 – $48.1 million). The decrease in mine operating earnings is predominantly due to Terronera’s mine operating loss of $5.9 million as the mine ramped-up towards commercial production. The increase in the cost of sales compared to the prior period was driven by $21.5 million from Kolpa and $9.2 million increase from Terronera.

In Q2 2025, the Company had operating loss of $4.8 million (Q2 2024 – earnings of $1.7 million) after exploration, evaluation and development costs of $4.9 million (Q2 2024 – $4.3 million), and general and administrative expense of $7.6 million (Q2 2024 – $4.2 million). The increase in general and administrative expense is primarily due to the $3.6 million acquisition costs of Minera Kolpa.

The loss before taxes for Q2 2025 was $14.6 million (Q2 2024 – loss of $11.3 million) after loss on derivative contracts of $10.0 million (Q2 2024 – $9.2 million) and partially offset by a foreign exchange gain of $0.7 million (Q2 2024 – loss of $4.0 million), investment and other income of $0.7 million (Q2 2024 – $0.6 million), and finance costs of $1.1 million (Q2 2024 – $0.3 million).

The Company realized a net loss for the period of $20.5 million (Q2 2024 – net loss of $14.0 million) after an income tax expense of $5.9 million (Q2 2024 – $2.7 million). The deferred tax recovery was realized as a result of recognizing previously unutilized losses during the period.

Adjusted net loss was $9.2 million compared to adjusted net loss of $1.0 million in Q2 2024, largely due to the operating loss from Terronera during the commissioning phase and higher depreciation and tax costs.

This news release should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended June 30, 2025, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Conference Call

Management will host a conference call to discuss the Company’s Q2 2025 financial results today at 10:00am Pacific (PST)/ 1:00pm Eastern (EST).

Date:	Wednesday, August 13, 2025

Time:	10:00am Pacific (PDT) / 1:00pm Eastern (EDT)

Telephone:	Canada & US +1-833-752-3348 International +1-647-846-2804

Replay:	Canada/US Toll Free +1-855-669-9658 International +1-412-317-0088 Access code is 6575935

To access the replay using an international dial-in number, please click here.

The replay will also be available on the Company’s website at www.edrsilver.com.

Management Update

Endeavour is pleased to announce the promotion of Allison Pettit as Vice President, Investor Relations, joining the company’s management team, effective August 1, 2025.

With over a decade of experience in the mining sector, Ms. Pettit has a proven track record working in investor relations, corporate communications, and stakeholder engagement. She joined Endeavour in 2024 after six years at NOVAGOLD Resources Inc., where she played a key role in enhancing corporate visibility and strengthening shareholder relationships.

Ms. Pettit will continue to lead Endeavour’s investor relations and communications strategies, supporting the company’s growth and strategic objectives. She holds a Bachelor of Business Administration and serves as a Board member for the BC Chapter of the Canadian Investor Relations Institute.

Endeavour warmly welcomes Ms. Pettit to its management team as the company advances its growth strategy and commitment to long-term shareholder value.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information

Allison Pettit
Vice President, Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 Ag:Au ratio, 60:1 (Ag:Pb) ratio, 85:1 (Ag:Zn) ratio and 300:1 (Ag:Cu) ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share, sustaining and growth capital and adjusted net earnings (loss).

Please see the June 30, 2025 MD&A for explanations and a discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the June 30, 2025 MD&A available on SEDAR+ at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in thousands of US dollars	As at June 30, 2025	As at December 31, 2024
Current assets	$197,877	$157,647
Current liabilities	220,043	78,866
Working capital	($22,166)	$78,781

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Net earnings (loss) for the period per financial statements	($20,455)	($14,007)	($53,362)	($15,201)
Unrealized foreign exchange (Gain) loss	(2,802)	2,196	(2,527)	2,332
(Gain) loss on derivatives & copper stream valuation	10,088	9,253	42,019	9,253
Acquisition costs	3,602	-	3,602	-
Change in fair value of investments	(178)	425	(321)	1,286
Change in fair value of cash settled DSUs	582	1,159	1,220	1,624
Adjusted net earnings (loss)	($9,163)	($974)	($9,369)	($706)
Basic weighted average share outstanding	283,534,276	242,889,679	272,987,662	235,201,630
Adjusted net earnings (loss) per share	($0.03)	($0.00)	($0.03)	($0.00)

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Mine operating earnings per financial statements	$7,744	$10,196	$20,586	$21,852
Share-based compensation	136	74	170	153
Depreciation	15,010	8,639	24,216	17,516
Mine operating cash flow before taxes	$22,890	$18,909	$44,972	$39,521

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
(except for per share amounts)	2025	2024	2025	2024
Cash from (used in) operating activities per financial statements	$21,564	$12,367	$24,927	$16,950
Net changes in non-cash working capital per financial statements	7,192	4,301	2,207	(1,350)
Operating cash flow before working capital changes	$14,372	$8,066	$22,720	$18,300
Basic weighted average shares outstanding	283,534,276	242,889,679	272,987,662	235,201,630
Operating cash flow before working capital changes per share	$0.05	$0.03	$0.08	0.08

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Net earnings (loss) for the period per financial statements	($20,455)	($14,007)	($53,362)	($15,201)
Depreciation – cost of sales	15,010	8,639	24,216	17,516
Depreciation – exploration, evaluation and development	4	188	254	347
Depreciation – general & administration	102	106	207	205
Finance costs	846	103	1,030	238
Current income tax expense	9,094	2,878	14,373	8,545
Deferred income tax expense (recovery)	(3,199)	(163)	(3,413)	(396)
EBITDA	$1,402	($2,256)	($16,695)	$11,254
Share based compensation	1,681	1,162	2,197	2,332
Unrealized foreign exchange (gain) loss	(2,802)	2,196	(2,527)	2,332
(Gain) loss on derivatives & copper stream valuation	10,088	9,253	42,019	9,253
Change in fair value of investments	(178)	425	(321)	1,286
Change in fair value of cash settled DSUs	582	1,159	1,220	1,624
Adjusted EBITDA	$10,773	$11,939	$25,893	$28,081
Basic weighted average shares outstanding	283,534,276	242,889,679	272,987,662	235,201,630
Adjusted EBITDA per share	$0.04	$0.05	$0.09	$0.12

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands of US dollars	Three Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$23,058	$11,594	$16,301	$50,953
Purchase of the third-party material	(9,988)	-	-	(9,988)
Smelting and refining costs included in revenue	-	345	1,088	1,433
Opening finished goods	(4,763)	(1,328)	(610)	(6,701)
Closing finished goods	5,939	935	574	7,448
Direct operating costs	14,246	11,546	17,353	43,145
Purchase of the third-party material	9,988	-	-	9,988
Royalties	6,197	164	-	6,361
Special mining duty (1)	1,079	423	148	1,650
Direct costs	31,510	12,133	17,501	61,144
By-products sales	(11,635)	(13,962)	(13,275)	(38,872)
Opening by-products inventory fair market value	2,232	1,410	544	4,186
Closing by-products inventory fair market value	(2,302)	(1,310)	(526)	(4,138)
Cash costs net of by-products	19,805	(1,729)	4,244	22,320
Depreciation	6,315	2,747	5,157	14,219
Share-based compensation	66	46	24	136
Opening finished goods depreciation	(1,618)	(384)	(134)	(2,136)
Closing finished goods depreciation	1,843	214	125	2,182
Total production costs	$26,411	$894	$9,416	$36,721

Expressed in thousands of US dollars	Three Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$23,001	$10,702	-	$33,703
Purchase of the third-party material	(5,043)	-	-	(5,043)
Smelting and refining costs included in revenue	-	447	-	447
Opening finished goods	(2,314)	(651)	-	(2,965)
Closing finished goods	4,038	557	-	4,595
Direct operating costs	19,682	11,055	-	30,737
Purchase of the third-party material	5,043	-	-	5,043
Royalties	5,556	92	-	5,648
Special mining duty(1)	129	637	-	766
Direct costs	30,410	11,784	-	42,194
By-products sales	(8,622)	(14,852)	-	(23,474)
Opening by-products inventory fair market value	871	851	-	1,722
Closing by-products inventory fair market value	(2,187)	(751)	-	(2,938)
Cash costs net of by-products	20,472	(2,968)	-	17,504
Depreciation	5,965	2,674	-	8,639
Share-based compensation	60	14	-	74
Opening finished goods depreciation	(771)	(219)	-	(990)
Closing finished goods depreciation	1,326	144	-	1,470
Total production costs	$27,052	($355)	-	$26,697

Expressed in thousands of US dollars	Three Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	96,834	88,098	118,896	303,828
Payable silver ounces	994,882	100,183	359,347	1,454,412

Cash costs per silver ounce	$19.91	($17.26)	$11.81	$15.35
Total production costs per ounce	$26.55	$8.92	$26.20	$25.25
Direct operating costs per tonne	$147.11	$131.06	$145.95	$142.00
Direct costs per tonne	$325.40	$137.72	$147.20	$201.24

Expressed in thousands of US dollars	Three Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	112,897	106,092	-	218,989
Payable silver ounces	1,192,165	111,296	-	1,303,461

Cash costs per silver ounce	$17.17	($26.67)	-	$13.43
Total production costs per ounce	$22.69	($3.19)	-	$20.48
Direct operating costs per tonne	$174.34	$104.20	-	$140.36
Direct costs per tonne	$269.36	$111.07	-	$192.68

Expressed in thousands of US dollars	Six Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$48,502	$21,323	$16,301	$86,126
Purchase of the third-party material	(15,854)	-	-	(15,854)
Smelting and refining costs included in revenue	-	781	1,088	1,869
Opening finished goods	(5,448)	(485)	(610)	(6,543)
Closing finished goods	5,939	935	574	7,448
Direct operating costs	33,139	22,554	17,353	73,046
Purchase of the third-party material	15,854	-	-	15,854
Royalties	12,263	341	-	12,604
Special mining duty (1)	2,063	854	148	3,065
Direct costs	63,319	23,749	17,501	104,569
By-products sales	(24,426)	(25,954)	(13,275)	(63,655)
Opening by-products inventory fair market value	3,185	772	544	4,501
Closing by-products inventory fair market value	(2,302)	(1,310)	(526)	(4,138)
Cash costs net of by-products	39,776	(2,743)	4,244	41,277
Depreciation	12,884	5,384	5,157	23,425
Share-based compensation	86	60	24	170
Opening finished goods depreciation	(1,188)	(92)	(134)	(1,414)
Closing finished goods depreciation	1,843	214	125	2,182
Total production costs	$53,401	$2,823	$9,416	$65,640

Expressed in thousands of US dollars	Six Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Direct production costs per financial statements	$49,887	$20,521	$ -	$70,408
Purchase of the third-party material	(7,435)	-	-	(7,435)
Smelting and refining costs included in revenue	-	940	-	940
Opening finished goods	(7,137)	(699)	-	(7,836)
Closing finished goods	4,038	557	-	4,595
Direct operating costs	39,353	21,319	-	60,672
Purchase of the third-party material	7,435	-	-	7,435
Royalties	11,888	168	-	12,056
Special mining duty(1)	1,650	697	-	2,347
Direct costs	60,326	22,184	-	82,510
By-products sales	(19,353)	(27,117)	-	(46,470)
Opening by-products inventory fair market value	2,909	619	-	3,528
Closing by-products inventory fair market value	(2,187)	(751)	-	(2,938)
Cash costs net of by-products	41,695	(5,065)	-	36,630
Depreciation	11,780	5,736	-	17,516
Share-based compensation	122	31	-	153
Opening finished goods depreciation	(1,459)	(197)	-	(1,656)
Closing finished goods depreciation	1,326	144	-	1,470
Total production costs	$53,464	$ 649	$ -	$54,113

Expressed in thousands of US dollars	Six Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	199,272	195,167	118,896	513,335
Payable silver ounces	2,007,163	281,260	359,347	2,647,770

Cash costs per silver ounce	$19.82	($9.75)	$11.81	$15.59
Total production costs per ounce	$26.60	$10.04	$26.20	$24.79
Direct operating costs per tonne	$166.30	$115.56	$145.95	$142.30
Direct costs per tonne	$317.75	$121.69	$147.20	$203.70

Expressed in thousands of US dollars	Six Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	227,901	212,882	-	440,783
Payable silver ounces	2,523,900	229,869	-	2,753,769

Cash costs per silver ounce	$16.52	($22.03)	-	$13.30
Total production costs per ounce	$21.18	$2.82	-	$19.65
Direct operating costs per tonne	$172.68	$100.14	-	$137.65
Direct costs per tonne	$264.70	$104.21	-	$187.19

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands of US dollars	Three Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$19,805	($1,729)	$4,244	$22,320
Operations share-based compensation	66	46	24	136
Corporate general and administrative	1,074	323	4,755	6,152
Acquisition costs	-	-	(3,602)	(3,602)
Corporate share-based compensation	756	274	323	1,353
Reclamation - amortization/accretion	159	90	41	290
Mine site expensed exploration	29	27	1,036	1,092
Equipment loan payments	-	-	66	66
Capital expenditures sustaining	4,781	1,675	2,332	8,788
All-In-Sustaining Costs	$26,670	$706	$9,219	$36,595
Acquisition costs				3,602
Growth exploration, evaluation and development				3,633
Growth capital expenditures				45,362
All-In-Costs				$89,192

Expressed in thousands of US dollars	Three Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$20,472	($2,968)	-	$17,504
Operations share-based compensation	60	14	-	74
Corporate general and administrative	2,263	910	-	3,173
Corporate share-based compensation	684	277	-	961
Reclamation - amortization/accretion	101	73	-	174
Mine site expensed exploration	341	335	-	676
Equipment loan payments	78	67	-	145
Capital expenditures sustaining	5,245	2,199	-	7,444
All-In-Sustaining Costs	$29,244	$907	$-	$30,151
Growth exploration, evaluation and development				3,299
Growth capital expenditures				48,367
All-In-Costs				$81,817

Expressed in thousands of US dollars	Three Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	96,834	88,098	118,896	303,828
Payable silver ounces	994,882	100,183	359,347	1,454,412
Silver equivalent production (ounces)	1,282,853	440,678	805,032	2,528,562

All-in-Sustaining cost per ounce	$26.81	$7.04	$25.66	$25.16

Expressed in thousands of US dollars	Three Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	112,897	106,092	-	218,989
Payable silver ounces	1,192,165	111,296	-	1,303,461
Silver equivalent production (ounces)	1,535,161	621,292	-	2,156,453

All-in-Sustaining cost per ounce	$24.53	$8.15	-	$23.13

Expressed in thousands of US dollars	Six Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$39,776	($2,743)	$4,244	$41,277
Operations share-based compensation	86	60	24	170
Corporate general and administrative	3,750	1,403	4,755	9,908
Acquisition costs	-	-	(3,602)	(3,602)
Corporate share-based compensation	1,050	393	323	1,766
Reclamation - amortization/accretion	307	175	41	523
Mine site expensed exploration	299	201	1,036	1,536
Equipment loan payments	-	-	66	66
Capital expenditures sustaining	8,227	3,600	$2,332	14,159
All-In-Sustaining Costs	$53,495	$3,089	$9,219	$65,803
Acquisition costs				3,602
Growth exploration, evaluation and development				7,408
Growth capital expenditures				81,576
All-In-Costs				$158,389

Expressed in thousands of US dollars	Six Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Cash costs net of by-products	$41,695	($5,065)	$-	$36,630
Operations share-based compensation	122	31	-	153
Corporate general and administrative	4,467	1,711	-	6,178
Corporate share-based compensation	1,374	527	-	1,901
Reclamation - amortization/accretion	203	150	-	353
Mine site expensed exploration	463	649	-	1,112
Equipment loan payments	206	287	-	493
Capital expenditures sustaining	9,961	4,465	-	14,426
All-In-Sustaining Costs	$58,491	$2,755	$-	$61,246
Growth exploration, evaluation and development				6,823
Growth capital expenditures				86,272
All-In-Costs				$154,341

Expressed in thousands of US dollars	Six Months Ended June 30, 2025
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	199,272	195,167	118,896	513,335
Payable silver ounces	2,007,163	281,260	359,347	2,647,770
Silver equivalent production (ounces)	2,617,300	979,070	805,032	4,401,401

All-in-Sustaining cost per ounce	$26.65	$10.98	$25.66	$24.85

Expressed in thousands of US dollars	Six Months Ended June 30, 2024
	Guanaceví	Bolañitos	Kolpa	Total
Throughput tonnes	227,901	212,882	-	440,783
Payable silver ounces	2,523,900	229,869	-	2,753,769
Silver equivalent production (ounces)	3,200,854	1,226,276	-	4,427,129

All-in-Sustaining cost per ounce	$23.17	$11.98	-	$22.24

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands of US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Capital expenditures sustaining	$8,788	$7,444	$14,159	$14,426
Growth capital expenditures	45,362	48,367	81,576	86,272
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$54,150	$55,811	$95,735	$100,698

Expressed in thousands of US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Mine site expensed exploration	$1,092	$676	$1,536	$1,112
Growth exploration, evaluation and development	3,633	3,299	7,408	6,823
Total exploration, evaluation and development	4,725	3,975	8,944	7,935
Exploration, evaluation and development depreciation	4	188	254	347
Exploration, evaluation and development share-based compensation	193	127	262	278
Exploration, evaluation and development expense	$4,922	$4,290	$9,460	$8,560

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands of US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Gross silver sales	$48,873	$35,234	$88,024	$76,456
Silver ounces sold	1,483,311	1,217,569	2,706,995	2,973,663
Realized silver price per ounce	$32.95	$28.94	$32.52	$25.71
inclusive of 27,631 oz of silver from pre-production at Terronera

Expressed in thousands of US dollars	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024
Gross gold sales	$27,989	$23,474	$52,772	$46,470
Gold ounces sold	8,431	9,887	16,969	20,767
Realized gold price per ounce	$3,320	$2,374	$3,110	$2,238
inclusive of 725 oz of gold from pre-production at Terronera

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Company’s forecasted operations, costs and expenditures, the Company’s exploration programs, extensions of mineralisation and publishing of future resource estimates; and the timing and results of various related activities, including achieving commercial production at Terronera. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the Debt Facility; challenges to the Company’s title to properties; May 27, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.